October 4, 2012

Ms. Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 26, 2012

File No. 001-32591

Dear Ms. Shenk:

We have reviewed your letter to us of July 20, 2012 setting forth staff comments on the Seaspan Corporation (“Seaspan” or the “Company”) Form 20-F for the fiscal year ended December 31, 2011. On August 3, 2012, we responded to comments in the letter. As a result of a subsequent conversation with you on August 29, 2012, we have revised our response to Comment No. 1. All other responses to the comments remain the same as in our original response.

For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the 2011 Form 20-F as filed.

Item 5. Operating and Financial Review and Prospects

D. Critical Accounting Estimates, page 69

1. We note from the risk factor on page 18 that your containership values can fluctuate substantially over time. This creates a risk of potential impairment if you need to sell your vessels. In this regard, please expand the Critical Accounting Policies section to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of the balance sheet date, if you decided to sell all of such vessels.

Response to Comment No. 1:

We will provide additional disclosure in our Critical Accounting Policies section to include the disclosure as requested. We will include a table summarizing our owned vessels that details, on a vessel by vessel basis, the year built, the year purchased and the vessel carrying value at the balance sheet date. In addition, we will identify those vessels whose estimated market value is less than their carrying value. For those vessels whose estimated market value is below their carrying value, we will disclose, on an aggregate basis, the amount by which the carrying value exceeds market value. We propose including this disclosure commencing in our Form 20-F for the year ending December 31, 2012.

D. Contractual Obligations, page 74

2. As the contractual obligation table is aimed at increasing the transparency of cash flows, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company’s cash requirements.

Response to Comment No. 2:

Currently, the contractual obligation table includes the principal portion of long-term debt obligations, purchase obligations for additional vessels and lease obligations (which include related interest expense). We propose disclosing the scheduled interest payments on long-term debt obligations in footnotes to the contractual obligations table. As will be described in the footnotes, the scheduled interest payments will not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our floating-rate debt. We propose including this disclosure commencing in our Form 20-F for the year ending December 31, 2012.

Item 18. Financial Statements

Consolidated Statement of Operations, page F-4

3. We note that you have classified amortization of deferred drying costs as other expenses as opposed to operating expensing. We believe these costs should be classified as operation costs in your Statement of Operations. Please revise future filings accordingly.

Response to Comment No. 3:

We will report the amortization of deferred drydocking costs as part of operating expenses in our financial statements commencing with the quarter ending September 30, 2012.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

Seaspan Corporation

/s/ Sai W. Chu
Sai W. Chu Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Jason Bower (KPMG LLP)

George Juetten (Audit Committee Chair)